 VIA EMAIL AND EDGAR

Mr. Ivan Griswold

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Father Time Inc.

Registration Statement on Form S-1 (File No. 333-217202)

Dear Mr. Griswold:

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-1:

“THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

Should you have any questions, please call or email the undersigned at (571) 277-3506 and bobwaligunda@comcast.net or Russell Adler of The Law Office of Russell B. Adler, P.A. at

(954) 848-1480 and Russell@adlerlawcenter.com.

Very truly yours, FATHER TIME, INC.

By:	/S/ ROBERT WALIGUNDA
	Name:	Robert Waligunda
	Title:	Chairman, Chief Executive Officer, President, Secretary, Treasurer and Director